PORTAGE BIOTECH INC.

Clarence Thomas Building, P.O. Box 4649

Road Town, Tortola

British Virgin Islands, VG1110

November 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius

Re:	Portage Biotech Inc.
Registration Statement on Form F-1
Filed October 31, 2023
File No. 333-275229
Request for Acceleration of Effective Date

Mr. Hagius:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Portage Biotech Inc. hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on November 7, 2023, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Steven Abrams of Hogan Lovells US LLP at (267) 675-4671. Also, please notify Mr. Abrams when this request for acceleration has been granted.

PORTAGE BIOTECH INC.

By:	/s/ Allan Shaw
Name:	Allan Shaw
Title:	Chief Financial Officer